EXHIBIT 99.2

The following table sets forth the acquisitions of Common Shares by Cascade during the past sixty days.  All of the acquisitions were effected on the New York Stock Exchange through brokers.

Date of Acquisition	Number of Shares	Average Price Per Share	Total Price (Including Brokers’ Commissions)
4/5/2006	27,800.00	$11.4984	$321,045.52
4/6/2006	50,000.00	$11.5627	$580,635.00
4/7/2006	50,000.00	$11.5059	$577,795.00
4/10/2006	55,000.00	$11.4539	$632,714.50
4/11/2006	75,000.00	$11.3821	$857,407.50
4/12/2006	60,000.00	$11.4099	$687,594.00
4/13/2006	47,800.00	$11.3629	$544,102.62
4/17/2006	26,900.00	$11.3541	$305,963.29
4/18/2006	43,000.00	$11.3702	$489,778.60
4/19/2006	23,800.00	$11.3548	$270,720.24
4/20/2006	32,500.00	$11.3989	$371,114.25
4/24/2006	32,500.00	$11.5111	$374,760.75
4/25/2006	23,000.00	$11.4451	$263,697.30
4/26/2006	42,200.00	$11.4113	$482,400.86
4/27/2006	50,000.00	$11.3906	$570,530.00
4/28/2006	36,600.00	$11.4559	$420,017.94